UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 14)
Potash Corporation of Saskatchewan Inc.
(Name of Subject Company)
Potash Corporation of Saskatchewan Inc.
(Name of Persons Filing Statement)
Common Shares, no par value
(Title of Class of Securities)
73755L107
(CUSIP Number of Class of Securities)
William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South, Suite 500
Saskatoon, Saskatchewan, Canada S7K 7G3
(306) 933-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Robert A. Profusek Philip S. Stamatakos Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	William Braithwaite Stikeman Elliott 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 14 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 23, 2010 (as amended or supplemented, the “Statement”) by Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (“PotashCorp” or the “Company”). The Statement relates to the offer (the “BHP Offer”) by BHP Billiton Development 2 (Canada) Limited (“BHP”), a corporation organized under the laws of Canada and a wholly owned indirect subsidiary of BHP Billiton Plc, to purchase all of the issued and outstanding common shares, no par value (the “Common Shares”), of PotashCorp, together with the associated common stock purchase rights.
Item 8.     Additional Information
     Item 8 of the Statement is hereby amended and supplemented by adding the following information:
     On October 6, 2010, named plaintiffs who certified that they owned a total of 100 Common Shares filed a purported class action complaint in the United States District Court for the Northern District of Illinois, on behalf of themselves and all other shareholders of the Company against the Company and each of its directors. The complaint alleges that the Company defendants violated Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934. Among other things, the complaint alleges that this Statement omits or misrepresents material information about the Company’s Shareholder Rights Plan, the analysis of the BHP Offer, strategic alternatives and the analysis of the Company’s financial advisors. The complaint also alleges that the Company defendants violated Section 241 of the Canada Business Corporations Act in connection with their consideration of the BHP Offer and the adoption of the Shareholder Rights Plan. The complaint seeks declaratory and injunctive relief, including an order declaring the Shareholder Rights Plan invalid and of no force and effect. The Company believes the plaintiffs’ allegations lack merit and intend to contest them vigorously.
Item 9.     Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(22)	Letter to PotashCorp employees, dated October 12, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2010

POTASH CORPORATION OF SASKATCHEWAN INC.
By:	/s/ Joseph Podwika
	Name:	Joseph Podwika
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(22)	Letter to PotashCorp employees, dated October 12, 2010.

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